UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F/A
AMENDMENT NO. 2 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on May 3, 2010 and amended September 2, 2010, that it intends to file a notification of election to be subject to Section 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Medley Capital BDC LLC

Address of Principal Office:	375 Park Avenue, Suite 3304
New York, NY 10152

Telephone Number:	(212) 759-0777

Name and address for agent for service of process:	Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
This Amendment No. 2 to the Company’s Form N-6F filed on May 3, 2010 is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time of the original filing.
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 1st day of December, 2010.

Medley Capital BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

By:	/s/ Richard T. Allorto, Jr.
	Name:	Richard T. Allorto, Jr.
	Title:	Chief Financial Officer